EXHIBIT 12(a)


               COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
            SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES
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

(millions, except ratios)                               Year Ended
                                              --------------------------------
                                              1997   1996    1995    1994    1993
Fixed Charges
 Interest and amortization of debt discount
   and expense on all indebtedness           $1,409  $1,365  $1,373  $1,279  $1,318

 Add interest element implicit in rentals       147     121     119     114     105
                                             ------  ------  ------  ------  ------
                                              1,556   1,486   1,492   1,393   1,423
  Interest capitalized                            3       5       4       1       3
                                             ------   -----   -----   -----  ------
Total fixed charges                          $1,559  $1,491  $1,496  $1,394  $1,426

Income (loss)
 Income (loss) from continuing operations    $1,188  $1,271  $1,025    $857    $625
 Deduct undistributed net income (loss)
  of unconsolidated companies                    13       8       9      (7)      6
                                             ------  ------  ------  ------- ------
                                              1,175   1,263   1,016     864     619
Add
 Fixed charges
  (excluding interest capitalized)            1,556   1,486   1,492   1,393   1,423
 Income taxes (benefit)                         912     834     703     614     329
    Income (loss) before fixed charges and
     income taxes                            $3,643  $3,583  $3,211  $2,871  $2,371

Ratio of income to fixed charges               2.34    2.40    2.15    2.06     1.66
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